The Universal Institutional Funds, Inc.

522 Fifth Avenue

New York, NY 10036

June 14, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention: Patrick F. Scott

Re:                             The Universal Institutional Funds, Inc. (File No. 333-188043) (the “Registrant”)

Dear Mr. Scott:

Thank you for your telephonic comments regarding the registration statement on Form N-14 relating to the Flexible Income Portfolio (the “Acquired Fund”), a portfolio of Morgan Stanley Select Dimensions Investment Series and the Core Plus Fixed Income Portfolio  (the “Acquiring Fund”), a portfolio of the Registrant, filed with the Commission on April 19, 2013 (the “Registration Statement”) in connection with proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets of the Acquired Fund will be transferred to the Acquiring Fund in exchange for shares of the Acquiring Fund (the “Reorganization”).  The Acquired Fund and the Acquiring Fund are each referred to herein as a “Fund” and collectively as the “Funds.”  Below we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement that will be filed via EDGAR on or about June 14, 2013.

COMMENTS TO THE REGISTRATION STATEMENT

Comment 1.                            Fee Tables— in the introductory paragraph, after the statement that discloses that Total Annual Fund Operating Expenses in the tables do not reflect the impact of any charges by the insurance companies, please disclose that if such charges had been reflected the fees shown would be higher.

Response 1.                               The disclosure has been revised as requested.

Comment 2.                            Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 2.                               There is currently no provision for the recoupment or recapture of waived fees.

Comment 3.                            Please clarify supplementally what investment related expenses will be excluded from the fee waiver as disclosed in the footnotes to the Annual Fund Operating Expenses table.

Response 3.                               Investment related expenses that will be excluded from the fee waiver include expenses such as foreign country tax expense and interest expense on borrowing.

Comment 4.                            If there are any other material charges to shareholders as a result of the Acquired Fund and Acquiring Fund being portfolios of separate trusts, please describe such charges.

Response 4.                               All material costs and expenses of the Funds are disclosed in the sections of the Registration Statement entitled “Synopsis—Comparison of Acquired Funds and Acquiring Funds—Investment Advisory Fees,” “—Plan of Distribution Fees,” “—Other Significant Fees” and “—Purchases and Redemptions.”

Comment 5.                            Voting Procedures—please disclose how shareholders may vote their shares.

Response 5.                               We have included the requested disclosure under the section of the Proxy Statement entitled “Voting Information—Solicitation of Proxies and Voting Instructions.”

Comment 6.                            Example—please confirm supplementally that the fee waiver arrangement is reflected in the example only in the period(s) for which the fee waiver arrangement is expected to continue.

Response 6.                               We confirm that the fee waiver is reflected in the example for only those periods for which the fee waiver is expected to continue.

Comment 7.                           In the fifth paragraph on the cover page of the proxy statement and prospectus, please fix the investment objectives of the Acquired and Acquiring Funds.

Response 7.                               The disclosure has been revised accordingly.

Comment 8.                           Fee Tables—please explain supplementally why other expenses of the Acquiring Fund are expected to increase as a result of the Reorganization.

Response 8.                               As a result of the increase in portfolio holdings of the Combined Fund, certain fees of the Combined Fund will increase (e.g., pricing fees and custody fees). As disclosed in the Registration Statement, Morgan Stanley Investment Management Inc., the Combined Fund’s investment adviser, has agreed to waive its fees and/or reimburse expenses for at least one year from the date of the Reorganization so that the Acquiring Fund’s shareholders are not adversely affected by the Reorganization.

Comment 9.                           Please confirm supplementally that there are no material differences between the Acquired Fund’s and Acquiring Fund’s valuation procedures.

Response 9.                               We confirm that there are no material differences between the Acquired Fund’s and Acquiring Fund’s valuation policies.

Comment 10.                    Please date the Pro Form Portfolio of Investments.

Response 10.                        The date has been included.

Comment 11.                    Pro Forma Financial Statements—Pro Forma Combined Condensed Statement of Assets and Liabilities—As indicated in the column heading the shares outstanding amount should be shown in thousands.

Response 11.                        We respectfully acknowledge your comment; however the shares outstanding amount is not in thousands.  We have revised the disclosure to clarify this point.

Comment 12.                    Please include the consent of the independent registered public accounting firm in a Pre-Effective Amendment to the Registration Statement on Form N-14.

Response 12.                        The consent of the independent registered public accounting firm will be filed with the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement.

Comment 13.                     Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 13.                        This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

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As you have requested and consistent with Commission Release 2004-89, the Registrant hereby acknowledges that:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6983 (tel) or (646) 452-4799 (fax).  Thank you.

Best regards,

/s/ Tara A. Farrelly

Tara A. Farrelly